 Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 5 to the Registration Statement of Andina Acquisition Corporation (a company in the development stage) (the “Company”) on Form S-1 [File No. 333-178061] of our report dated November 18, 2011 except for Notes 1 and 6 as to which the date is March 1, 2012, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Andina Acquisition Corporation (a company in the development stage) for the period from September 21, 2011 (inception) through November 8, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 1, 2012